May 18, 2007

Mr. Ajay Bansal
Chief Financial Officer
Tercica, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

Re: Tercica, Inc.
**   Form 10-K for the fiscal year ended December 31, 2006**
**   File No. 000-50461**

Dear Mr. Bansal:

        We have reviewed your filing and have the following comments. We have limited
our review to only your financial statements and related disclosures and do not intend to
expand our review to other portions of your documents. In our comments we ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations,
page 48

Critical Accounting Policies and the Use of Estimates

Revenue Recognition, page 49

1.   Please explain to us in disclosure-type format how you estimate "provisions for discounts to customers, rebates to government agencies, product returns and other adjustments which are based on our historical experience." For example, please address the criteria set forth in paragraph 8 of SFAS 48 to explain how you can reasonably estimate the amount of future returns considering your sales commenced in 2006.

Inventories, page 51

2.   Please explain to us in disclosure-type format how you estimate the "future demands for Increlex™" to determine obsolete or excess inventory. For example, discuss the factors that you consider in estimating these amounts, such as levels of inventory in the distribution channel, estimated remaining shelf life, or changes in demand due to price changes from competitors and introduction of new products.

Result of Operations, page 52

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 52

Revenues, page 52

3.   You state "Product sales less product returns and cash discounts were $1.3 million…" Please quantify for us your product returns and cash discounts in disclosure-type format.

4.   You state several times throughout the filing that Somatuline® Autogel® is currently in the "reimbursement review process". Please explain to us in disclosure-type format the reimbursement review process and an estimate of when this process will be completed. If you are not able to estimate the time to complete the process, please clarify why you are unable to estimate the time period in disclosure-type format.

Research and Development Expenses, page 52

5.   Please clarify for us in disclosure-type format why the upfront license fee of $25 million paid in October 2006 under the Somatuline® license agreement was expensed to research and development considering that Somatuline® Autogel® appears to have had received regulatory approval and the product was being marketed in the European Union and also had received marketing approval by Health Canada.

Notes to Financial Statements

Note 7. License and Collaboration Agreements and Related Party Transactions, page 80

Ipsen Collaboration, page 80

6.   It appears you have a multiple element arrangement with Ipsen related to the Increlex™ and Somatuline® license agreements. Please explain to us in disclosure-type format a description of all your rights and obligations under the agreement, the performance period for each, all deliverables, the contractual cash flows as stipulated within the agreement, as well as what revenue recognition model will be applied for each type of contractual cash flow.

7.   It appears the convertible debt issued to Ipsen contains an embedded derivative that should be evaluated under SFAS 133 and EITF 00-19 as "the conversion shares could increase depending on the market value of the Company common stock." Please provide us with your analysis of how you applied SFAS 133 and EITF 00-19 in your accounting for this transaction.

Note 10. Stock Based Compensation, page 85

Adoption of SFAS No. 123R, page 87

8.   You disclose that "the Company's computation of expected volatility for the year ended December 31, 2006 is based on an average of the historical volatility of the Company's stock and the historical volatility of a peer-group of similar companies". Please explain to us your basis under SFAS No. 123R to compute expected volatility based on this average rather than rely solely on your own historical volatility.

        Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant